Exhibit 2

PRESS RELEASE

Company Contacts		IR Agency Contact
Nachum Falek, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 nachum@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4072 shirley.nakar@audiocodes.com	Erik Knettel, The Global Consulting Group Tel: 646-284-9415 eknettel@hfgcg.com

AudioCodes Reports Fourth Quarter & Year End 2004 Results
(technical clarification)

Lod, Israel - January 25, 2005 - AudioCodes Ltd. (NASDAQ: AUDC), wishes to clarify a statement attributed to Shabtai Adlersberg, the President, Chairman and CEO of AudioCodes, in yesterday’s press release entitled “AudioCodes Reports Fourth Quarter & Year End 2004 Results.” Sales of AudioCodes’ Networking business in 2004 were double those in 2003 (that is, sales of the Networking business grew 100% in 2004 compared to 2003, and were 200% of the 2003 amount).

About AudioCodes
AudioCodes Ltd. enables the new voice infrastructure by providing innovative, reliable and cost-effective Voice over Packet technology and Voice Network products to OEMs, network equipment providers and system integrators. AudioCodes provides its customers and partners with a diverse range of flexible, comprehensive media gateway and media processing technologies, based on VoIPerfect(TM) -- AudioCodes' underlying, best-of- breed, core media gateway architecture. The company is a market leader in voice compression technology and is a key originator of the ITU G.723.1 standard for the emerging Voice over IP market. AudioCodes voice network products feature media gateway and media server platforms for packet-based applications in the wireline, wireless, broadband access, and enhanced voice services markets. AudioCodes enabling technology products include VoIP and CTI communication boards, VoIP media gateway processors and modules, and CPE devices. Its customers include the leading telecom and data network equipment providers globally. AudioCodes' international headquarters and R&D facilities are located in Israel, with U.S. headquarters in San Jose, California. Additional offices are in Boston (MA), Chicago (IL), Research Triangle Park (NC), Somerset (NJ), Beijing, London, Mexico City, Paris and Tokyo.

For more information on AudioCodes, visit http://www.audiocodes.com or call (408) 577-0488.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes, AC, Ardito, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VoIPerfect and IPmedia are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.

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